Exhibit 99.1

Moxian Updates the Status Under Holding Foreign Companies Accountable Act

Beijing, May 26, 2022 (GLOBE NEWSWIRE) – Moxian (BVI) Inc (“Moxian” or the “Company”) (NASDAQ: MOXC), a company in bitcoin mining and related services in the United States and a provider of Internet media marketing services in China, today updates its status under the Holding Foreign Companies Accountable Act (the “HFCAA”). The Company was provisionally named by the United States Securities and Exchange Commission (the “SEC”) as a Commission-Identified Issuer on May 20, 2022 U.S. Eastern Time, following the Company’s filing of the annual report on Form 20-F for the fiscal year ended December 31, 2021 with the SEC on May 13, 2022.

The Company understands that this identification under the HFCAA and its implementation rules issued thereunder indicates that the SEC determines that the Company used a registered public accounting firm whose working papers cannot be inspected or investigated completely by the Public Company Accounting Oversight Board of the United States (the “PCAOB”) to issue the audit opinion for its financial statements for the fiscal year ended December 31, 2021. As the Company disclosed in the Form 20-F for the year ended December 31, 2021, pursuant to the HFCAA, the PCAOB issued a determination report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and the Special Administrative Region of Hong Kong. As the Company’s auditor that audited the Company’s financial statements for the 2021 fiscal year is one of the registered public accounting firms headquartered in Hong Kong, the PCAOB is unable to inspect or investigate completely the audit work because of the position taken by the Hong Kong authority.

In accordance with the HFCAA, a company’s shares will be prohibited from being traded on a national stock exchange or in the over-the-counter trading market in the United States only if the company has been identified by the SEC for three consecutive years beginning in 2021 due to the PCAOB’s inability to inspect the auditor’s working papers.

The Company has been actively exploring possible solutions to protect the interest of its shareholders, including engagement of an auditor which is not headquartered in Mainland China or Hong Kong. The Company will continue to comply with applicable laws and regulations in both China and the United States and strive to maintain its listing status on Nasdaq.

About Moxian (BVI) Inc

Moxian (BVI) Inc, a company organized in the British Virgin Islands in May 2021, is the surviving company following its merger with Moxian, Inc. in August 2021. Moxian (BVI) Inc is based in Beijing, China, and currently operates in Beijing, China, as a provider of media marketing services and in the states of New York and Georgia in the U.S.

Forward-Looking Statements

This announcement contains forward-looking statements as defined in Section 21E of the Securities Exchange Act of 1934 as amended. These forward-looking statements are based on the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 and may be governed by terms such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” Believe, “estimate”, “potential”, “continue”, “in progress”, “goal”, “guidance expectations” and similar statements are identified. The company may also include in its periodic reports to the US Securities and Exchange Commission (“SEC”), annual reports to shareholders, press releases and other written materials, as well as oral statements from third parties to the company’s management, directors or employees. Oral forward-looking statements. Any statements that are not historical facts, including statements about the company’s philosophy and expectations, are forward-looking statements that involve factors, risks, and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These factors and risks include, but are not limited to, the following: company’s goals and strategies; future business development; financial status and operating results; expected growth of China’s credit industry, especially the expected growth of China’s online lending platform; market-oriented and credit products and The demand and acceptance of services; and the ability of credit to attract and retain borrowers and lenders in the market; the relationship between the company and strategic partners; industry competition; and policies and regulations related to the company’s structure, business and industry. More detailed information about these and other risks and uncertainties is included in the company’s filings with the Securities and Exchange Commission. All information provided in the company’s introduction is the latest information as of the date of publication of the company. Except as provided by applicable law, the company is not obligated to update such information.

For further information, please contact:

Wanhong Tan

Chief Financial Officer

+852 9855 6575

yf@abitgrp.com